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                    November 14, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams, Attorney-Advisor

          Re:        Seanergy Maritime Holdings Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 8, 2017
File No. 333-221058

Dear Mr. McWilliams:
Reference is made to the registration statement on Form F-1 (the "Registration Statement") of Seanergy Maritime Holdings Corp. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on October 20, 2017.  By letter dated November 6, 2017 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.  On behalf of the Company, we submitted the Company's responses to the First Comment Letter on November 8, 2017, and Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which responded to the Staff's comments contained in the First Comment Letter, was also filed with the Commission via EDGAR on November 8, 2017.  By letter dated November 13, 2017 (the "Second Comment Letter"), the Staff provided the Company with its comments to Amendment No. 1.
Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which responds to the Staff's comments contained in the Second Comment Letter, is today being filed with the Commission via EDGAR.
The following numbered paragraph corresponds to the numbered paragraph in the Second Comment Letter.
General
1.
We note your response to our prior comment 1 and reissue. Please specify the number of shares you are offering. In this regard, we note your disclosure on the cover page that appears to provide an estimate of the number of shares you intend to offer and your disclosure on page 8 that does not identify the specific number of shares you are offering.

In response to the Staff's comment, the Company has revised the cover page and page 8 of the prospectus in Amendment No. 2 to identify the specific number of shares to be offered.
If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Will Vogel at (212) 574-1607 (vogel@sewkis.com).
Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.